Exhibit 99.1

ParaZero Reports 2025 Financial Results

Delivers 12.3% Sales Growth, Driven by Strong Demand for the Company’s Defense Solutions

KFAR SABA, Israel, March 26, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced its financial results for year ended December 31, 2025.

Key Highlights of ParaZero’s Achievements in 2025 & Recent Highlights:

●	Sales increased by 12.3% to $1,046,644 for the year ended December 31, 2025, primarily driven by newly developed products in the defense sector

●	Three purchase orders received from Israeli defense entities for DefendAir Counter-Unmanned Aerial Systems solutions reinforcing trust and operational reliance on ParaZero’s DefendAir platform.

●	Cash position strengthened with registered direct offerings in 2026 yielding approximately $7.5 million in gross proceeds.

Commercial and Regulatory Milestones

●	In January 2025, ParaZero announced that it received official approval from the Israeli Defense Export Controls Agency (DECA) under the Israel Ministry of Defense for the marketing of the DefendAir counter-UAS (C-UAS) solution.

●	In April 2025, ParaZero received a marketing approval from DECA for the DropAir™ Precision Airdrop System, developed in collaboration with Heven Drones, a leading U.S. drone manufacturer with roots in Israel that specializes in custom autonomous UAS platforms.

●	In October 2025, ParaZero announced the signing of a significant purchase order with Airobotics Ltd.(an Ondas company), a premier provider of robotic automation solutions, for the delivery of the company’s advanced safety systems.

●	In November 2025, ParaZero received a significant purchase order for its DefendAir anti-drone defense systems from a Dutch distributor, one of Europe’s largest integrators that serves as a leading supplier of defense and homeland security applications.

●	In December 2025, ParaZero signed a distribution agreement with a leading Western European distributor specializing in advanced defense systems and force training solutions, which grants the distributor exclusive rights to distribute the DefendAir C-UAS across multiple Western European countries.

●	In January 2026 , ParaZero announced the receipt of the first purchase order from a main Israeli defense entity for the DefendAir solution.

●	In February 2026, ParaZero announced the receipt of an additional order from a second branch at an Israeli defense entity for the DefendAir solution. The order included:

○	Specialized Launchers: High-precision net-launchers designed for rapid deployment in urban and field environments, enabling soft-kill interception of hostile drones with minimal collateral damage.

○	Interception Pods: net-pods compatible with handheld, stationary, and drone-mounted configurations, providing layered defense for troops, convoys, and critical infrastructure.

○	Training Package: A comprehensive suite of simulation-based and live-fire training modules to ensure operational readiness, including system integration, maintenance, and tactical deployment scenarios.

●	In March 2026, ParaZero announced the receipt of a new purchase order from an Israeli defense entity for the DefendAir solution. The order included the delivery of an evaluation kit including DefendAir’s net pods live exercise and training to support rapid operational deployment and maximize readiness.

●	In March 2026, ParaZero signed a strategic cooperation agreement with BonV Aero, a leading Indian aerospace and defense technologies manufacturer, under which BonV Aero will market the DefendAir C-UAS solutions in India, following a successful live demonstration to a key Indian security entity.

Full Year 2025 Financial Highlights:

●	Sales increased by 12.3%, to $1,046,664 for the year ended December 31, 2025, compared to $932,154 for the year ended December 31, 2024. This increase was mainly attributed to the company shifting towards sales of newly developed products, mainly in the defense sector, and original equipment manufacturer integrations that contributed to a higher volume of sales.

●	Cost of sales increased by 14.1%, to $996,701 for the year ended December 31, 2025, compared to $873,861 for the year ended December 31, 2024. The increase was mainly due to the increase of an inventory write-off of $194,344 during the year ended December 31, 2025.

●	Research and development expenses increased by 9.1%, to $2,338,221 for the year ended December 31, 2025, compared to $2,143,353 for the year ended December 31, 2024. The increase resulted mainly from labor costs due to the increased number of employees and consultants’ costs.

●	Sales and marketing expenses increased by 49.7%, to $1,618,187 for the year ended December 31, 2025, compared to $1,081,003 for the year ended December 31, 2024. The increase resulted mainly from labor costs, marketing and promotion services and travel and conferences participation costs.

●	General and administrative expenses increased by 51.7%, to $3,640,967 for the year ended December 31, 2025, compared to $2,400,000 for the year ended December 31, 2024. The increase resulted mainly from non-cash expenses of $1,086,247 related to grants pursuant to our equity incentive plan.

●	Net loss and comprehensive loss decreased by 51%, to $5,412,163 for the year ended December 31, 2025, compared to a net loss of $11,054,230 for the year ended December 31, 2024. The decrease was the result of changes in fair value of derivative warrant liabilities, set off by an increase in expenses related to grants pursuant to our equity incentive plan along with an increase of operating expenses, as described above.

●	The loss per share for the year ended December 31, 2025, was $0.31 compared to loss per share of $0.99 for the year ended December 31, 2024.

●	As of December 31, 2025, the company’s cash, cash equivalents, and short-term deposits was approximately $4.2 million.

A copy of ParaZero’s annual report on Form 20-F for the year ended December 31, 2025 has been filed with the U.S. Securities and Exchange Commission at https://www.sec.gov/ and posted on ParaZero’s investor relations website at https://parazero.com/investor-relations/. ParaZero will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request at michal@efraty.com.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2026 and in subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com

PARAZERO TECHNOLOGIES LTD.
BALANCE SHEETS
(US dollars)

	Note	December 31, 2025	December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		2,159,313	4,178,866
Short term deposits		2,000,000	—
Trade receivables		185,494	114,564
Other current assets	3	283,010	421,919
Inventories	5	204,480	394,193
TOTAL CURRENT ASSETS		4,832,297	5,109,542

NON-CURRENT ASSETS:
Restricted deposit	2Z	80,721	68,001
Prepaid expenses		12,153	33,333
Operating lease right-of-use asset	6	273,925	418,790
Property and equipment, net	7	106,224	107,906
TOTAL NON-CURRENT ASSETS		473,023	628,030

TOTAL ASSETS		5,305,320	5,737,572

PARAZERO TECHNOLOGIES LTD.
BALANCE SHEETS
(US dollars)

	Note	December 31, 2025	December 31, 2024
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Trade payables		116,491	184,247
Operating lease liabilities	6	245,682	202,563
Other current liabilities	9	966,612	933,995
TOTAL CURRENT LIABILITIES		1,328,785	1,320,805

NON-CURRENT LIABILITIES:
Derivative warrant liabilities	13A	758,872	4,511,491
Operating lease liabilities, net of current portion		61,002	216,917
TOTAL NON-CURRENT LIABILITIES		819,874	4,728,408

SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares, NIS 0.02 par value: Authorized 200,000,000 as of December 31, 2025 and December 31, 2024; Issued and outstanding 19,666,030 and 12,817,092 shares as of December 31, 2025 and as of December 31, 2024, respectively	10	111,163	72,061
Additional paid-in capital		37,934,948	29,093,585
Accumulated losses		(34,889,450)	(29,477,287)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)		3,156,661	(311,641)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)		5,305,320	5,737,572

PARAZERO TECHNOLOGIES LTD.
STATEMENTS OF COMPREHENSIVE LOSS
(US dollars)

		Year ended December 31,
	Note	2025	2024	2023
Sales	11	1,046,664	932,154	620,508
Cost of Sales		996,701	873,861	476,610
Gross profit		49,963	58,293	143,898
Research and development expenses		2,338,221	2,143,353	636,801
Selling and marketing expenses		1,618,187	1,081,003	487,904
General and administrative expenses		3,640,967	2,400,000	1,472,872
Initial public offering expenses	2I	—	—	345,925
Operating loss		7,547,412	5,566,063	2,799,604
Change in fair value of convertible notes	8	—	—	504,976
Change in fair value of derivative warrant liabilities	13A	(1,918,203)	5,688,891	277,600
Issuance expenses attributable to derivate warrant liability	10B	—	—	247,129
Interest expenses on related party loan	15	—	—	152,745
Other finance income, net		(217,046)	(200,724)	(210,675)

Net loss and comprehensive loss		5,412,163	11,054,230	3,771,379

Net loss per ordinary share, basic and diluted		0.31	0.99	0.77
Weighted-average number of ordinary shares outstanding, basic and diluted (*)		17,473,499	11,129,978	4,891,071

PARAZERO TECHNOLOGIES LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(US dollars)

	Ordinary shares		Additional
	Number of shares	Amount	paid-in Capital	Accumulated Losses	Total
	U.S. dollars
BALANCE AS OF DECEMBER 31, 2022	3,597,442	21,456	12,988,292	(14,651,678)	(1,641,930)
Stock based compensation	—	—	490,015	—	490,015
Conversion of convertible note into ordinary shares	504,976	2,734	2,017,170	—	2,019,904
Issuance of ordinary shares and warrants upon initial public offering, net of issuance costs	1,950,000	10,561	5,919,064	—	5,929,625
Issuance of ordinary shares, pre-funded warrants, and warrants upon private placement, net of issuance costs (*)	4,021,538	21,476	3,045,180	—	3,066,656
Benefit to the Company by an equity holder with respect to funding transactions	—	—	12,167	—	12,167
Comprehensive loss	—	—	—	(3,771,379)	(3,771,379)
BALANCE AS OF DECEMBER 31, 2023	10,073,956	56,227	24,471,888	(18,423,057)	6,105,058
Stock based compensation	—	—	75,357	—	75,357
Exercise of pre-funded warrants and consultants warrants (*)	1,088,590	5,792	(5,792)	—	—
Exercise of warrants A	1,654,546	10,042	4,552,132	—	4,562,174
Comprehensive loss				(11,054,230)	(11,054,230)
BALANCE AS OF DECEMBER 31, 2024	12,817,092	72,061	29,093,585	(29,477,287)	(311,641)
Issuance of ordinary shares and pre-funded warrants, net of issuance costs - February 2025 (Note 10f)	2,818,182	15,762	2,516,733		2,532,495
Issuance of ordinary shares and pre-funded warrants, net of issuance costs - August 2025 (Note 10g)	2,000,001	11,748	2,009,749		2,021,497
Stock based compensation			1,233,263		1,233,263
Issuance of shares upon restricted share units vesting	886,398	5,244	(5,244)		—
Exercise of series A warrants (Note 10)	1,144,357	6,348	3,086,862		3,093,210
Comprehensive loss				(5,412,163)	(5,412,163)
BALANCE AS OF DECEMBER 31, 2025	19,666,030	111,163	37,934,948	(34,889,450)	3,156,661

(*)	Includes shares issued following a cashless exercise

PARAZERO TECHNOLOGIES LTD.
STATEMENTS OF CASH FLOWS
(US dollars)

	Year ended December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(5,412,163)	(11,054,230)	(3,771,379)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	29,174	22,814	17,087
Loss on disposal of property and equipment	312
Stock based compensation	1,233,263	75,357	14,815
Interest expenses with respect to funding from related party	—	—	112,373
Change in fair value of convertible loan	—	—	504,976
Changes in fair value of derivative liabilities	(1,918,203)	5,688,891	277,600
Issuance expenses attributable to derivative warrant liabilities	—	—	247,129
Inventory write-down	194,344	114,617	33,360
Finance expenses	34,371	689	583
Loss (gain) from exchange differences on cash and equivalents	(12,238)	31,579	—
Changes in operating assets and liabilities:
Trade receivables, net	(70,930)	(92,188)	(161,689)
Other current assets	138,909	229,641	(472,020)
Prepaid expenses	21,180	(33,333)
Inventories	(4,631)	(244,343)	6,995
Operating lease right-of-use asset	179,323	135,266	48,766
Trade payables	(67,756)	127,565	9,422
Operating lease liabilities	(181,624)	(134,681)	(45,911)
Other current liabilities	32,617	243,134	(83,785)

Net cash used in operating activities	(5,804,052)	(4,889,222)	(2,938,300)

CASH FLOWS FROM INVESTING ACTIVITIES:
Change in restricted deposit	(12,720)	(68,001)
Purchase of property and equipment	(27,804)	(80,738)	(25,757)
Investment in short term deposits	(2,000,000)
Net cash used in investing activities	(2,040,524)	(148,739)	(25,757)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of series A warrants (Note 10b)	1,258,793	1,820,001
Issuance of ordinary shares in initial public offering, net of issuance costs (Note 10c)	—	—	6,695,957
Issuance of ordinary shares, pre-funded warrants and warrants in private placement, net of issuance costs (Note 10f and 10g)	4,553,992	—	4,106,699
Receipt of loan from related party	—	—	245,000
Repayment of loan from related party	—	—	(745,000)

Net cash provided by financing activities	5,812,785	1,820,001	10,302,656